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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                          Americas Income Trust, Inc.
                                     (XUS)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   03060Q103
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

         (Name, Address, and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 July 8, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) OR (4), check the following box. [x]

                              (Page 1 of 4 pages)
                            There are no exhibits.

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                                 SCHEDULE 13D

CUSIP No. 03060Q103                                          Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D.# 16-1290558

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                     7.  SOLE VOTING POWER

                         419,300 shares
   NUMBER OF
     SHARES          8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               419,300 shares

                    10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     419,300 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.70%

14.  TYPE OF REPORTING PERSON*

     IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1  Security and Issuer

          Common Stock
          Americas Income Trust, Inc.
          Piper Capital Management, Inc.
          222 South Ninth Street
          Minneapolis, Minnesota 55402-3804

ITEM 2  Identity and Background

          a) Karpus Management, Inc. d/b/a Karpus Investment Management (KIM) George W. Karpus, President, Director, and controlling stockholder
               JoAnn VanDegriff, Vice President and Director
               Sophie Karpus, Director
          b)   14 Tobey Village Office Park
               Pittsford, New York   14534
          c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).
          d)   None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus
               (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding ( excluding traffic violations).
          e) During the last five years non of the principals of KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or order final enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          f) Each of the Principals is a United States citizen. KIM is a New York corporation.

ITEM 3  Source and Amount of Funds or Other Considerations

          KIM, an independent investment adviser, has accumulated shares of XUS on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4  Purpose of Transaction

          KIM has purchased Shares for investment purposes Shares of the fund have been acquired since Sept. 1995.In a letter dated February 25, 1998 to Karpus, the Piper Capital Management's general counsel and senior vice president affirmed her firms position and added that management does not intend to recommend that a redemption fee be imposed in connection with the proposed open ending of the fund. Karpus hailed the decision by Piper Capital Management as a significant breakthrough for the benefit of the shareholders. He praised the responsiveness of the Piper Capital Management team for its willingness to communicate freely regarding these matters. A shareholder vote regarding open ending of the fund is expected at the annual meeting in late July or early August.

ITEM 5  Interest in Securities of the Issuer

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          a)   As of the date of this Report, KIM owns 419,300 Shares which represents 6.70% of the outstanding Shares. None of the Principals owns any other Shares.
          b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
          c)   Open market purchases in the last 120 days for the Accounts.

                            Price Per                               Price Per
       Date      Shares       Share             Date      Shares      Share

      3/2/98      5,000      9.1875           4/8/98       3,000      9.125
      3/4/98      3,500      9.1875          4/15/98       2,000     9.1875
     3/16/98      1,000      9.1875          4/27/98      -5,600     9.0625
     3/24/98        350      9.1875          4/30/98      -2,650     9.0625
      4/3/98      8,000       9.125          5/15/98       2,750     9.0625
      4/6/98     10,100       9.125           6/5/98       1,500       9.00
      4/7/98     22,050       9.125          6/24/98       7,500       9.00

          The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of XUS securities.

ITEM 7  Materials to be Filed as Exhibits

          Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                Karpus Management, Inc.

July 8, 1998                                By: /s/ George W. Karpus
                                                ---------------------------
                                                      Signature

                                                George W. Karpus, President
                                                ---------------------------
                                                       Name / Title